Exhibit 99.2

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (the “Company”), which comprise the separate statements of financial position as at December 31, 2017 and 2016, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits.  We conducted our audits in accordance with Korean Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies use and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2017 and 2016 and its separate financial performance and its separate cash flows for the years the ended in accordance with Korean International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 5 to the separate financial statements which states that the Company changed its accounting estimates regarding allowance for doubtful accounts and allowance for unused credit commitments during the year ended December 31, 2017.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2018

This report is effective as of March 6, 2018, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto.   Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won, except share data)	Note		2017	2016

Assets
Cash and due from banks	9, 38	~~W~~	291,547	266,326
Trading financial assets	10		803,252	590,101
Derivative assets	11		3,680	3,168
Loans and receivables, net	12		23,838,893	22,036,105
Lease assets	13		103,620	-
Available-for-sale financial assets	14		34,585	242,156
Property and equipment, net	15		80,944	74,358
Intangible assets	16		39,519	38,620
Investments in associates	17		34,713	29,502
Deferred tax assets	37		208,219	196,573
Other assets	18		858,233	713,969

Total assets		~~W~~	26,297,205	24,190,878

Liabilities
Derivative liabilities	11	~~W~~	7,960	5,189
Borrowings	19		4,115,795	3,080,611
Debentures, net	20		11,846,926	11,056,578
Liability for defined benefit obligations	21		2,357	34,025
Current tax liabilities	37		123,722	128,669
Provisions	22		137,349	389,673
Other liabilities	23		3,760,051	3,596,993

Total liabilities			19,994,160	18,291,738

Equity
Common stock of ~~W~~ 5,000 par value	25		626,847	626,847
Authorized - 2,000,000,000 shares
Issued and outstanding -125,369,403 shares in 2017 and 2016
Capital surplus	25		860,592	860,592
Capital adjustments	25		10	(370)
Accumulated other comprehensive income (loss)	25		(4,337)	118,059
Retained earnings	25,26		4,819,933	4,294,012

Total equity			6,303,045	5,899,140

Total liabilities and equity		~~W~~	26,297,205	24,190,878

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Note		2017	2016

Interest income		~~W~~	1,858,123	1,860,375
Interest expense			(370,842)	(387,311)
Net interest income	30		1,487,281	1,473,064

Fee and commission income			2,433,487	2,382,443
Fee and commission expense			(2,264,217)	(2,154,631)
Net fee and commission income	31		169,270	227,812

Dividend income	32		12,400	24,876
Net income on trading financial assets	10		11,167	10,360
Net income (loss) on derivatives	11		(13,846)	2,920
Net income on foreign currency transactions	7		47,865	25,620
Net gain on sales of available-for-sale financial assets	14		250,572	208,450
Net impairment loss on financial assets	12,14,33		(276,857)	(327,996)
General administrative expenses	34		(778,622)	(746,190)
Other operating income, net	35		278,320	43,693

Operating income			1,187,550	942,609

Non-operating expense, net	36		(14,960)	(4,120)

Profit before income tax			1,170,087	938,489

Income tax expense	37		(244,112)	(210,547)

Profit for the year		~~W~~	925,975	727,942

Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	21, 25		21,872	(5,576)

Items that are or may be reclassified subsequently to profit or loss
Net changes in unrealized fair value of available-for-sale financial assets	7, 25		(150,392)	(147,413)
Net changes in the unrealized fair value of cash flow hedges	11, 25		6,124	4,993
Other comprehensive loss for the year, net of tax			(122,396)	(147,996)

Total comprehensive income for the year		~~W~~	803,579	579,946

Earnings per share Basic and diluted earnings per share (in won)	28	~~W~~	7,386	5,806

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

		2016
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total equity

Balance at January 1, 2016	~~W~~	626,847	860,592	358	266,055	4,466,097	6,219,949
Dividends		-	-	-	-	(900,027)	(900,027)
Share-based payment transactions		-	-	(728)	-	-	(728)
Retained earnings after appropriation:
Profit for the year		-	-	-	-	727,942	727,942
Remeasurements of the net defined benefit obligations		-	-	-	(5,576)	-	(5,576)
Net changes in the unrealized fair value of available-for-sale financial assets		-	-	-	(147,413)	-	(147,413)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	4,993	-	4,993
Balance at December 31, 2016	~~W~~	626,847	860,592	(370)	118,059	4,294,012	5,899,140

		2017
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total equity

Balance at January 1, 2017	~~W~~	626,847	860,592	(370)	118,059	4,294,012	5,899,140
Dividends		-	-	-	-	(400,054)	(400,054)
Share-based payment transactions		-	-	380	-	-	380
Retained earnings after appropriation:
Profit for the year		-	-	-	-	925,975	925,975
Remeasurements of the net defined benefit obligations		-	-	-	21,872	-	21,872
Net changes in the unrealized fair value of available-for-sale financial assets		-	-	-	(150,392)	-	(150,392)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	6,124	-	6,124
Balance at December 31, 2017	~~W~~	626,847	860,592	10	(4,337)	4,819,933	6,303,045

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016
Cash flows from operating activities
Profit before income tax	~~W~~	1,170,087	938,489
Adjustments for:
Interest income		(1,858,123)	(1,860,375)
Interest expense		370,842	387,311
Dividend income		(12,400)	(24,876)
Fee and commission income		(323,919)	(283,406)
Fee and commission expense		169,632	166,216
Net gain on valuation of trading financial assets		(252)	(101)
Net gain on valuation and transaction of derivatives		-	(2,920)
Net loss (gain) on foreign currency transaction		(7,784)	2,918
Net gain on sales of available-for-sale financial assets		(250,572)	(208,450)
Bad debt expenses		280,648	336,083
Provision for (reversal of) allowance for unused loan commitments		(281,512)	21,989
Reversal of impairment loss on available-for-sale financial assets		(3,791)	(8,087)
General administrative expenses		88,131	68,554
Non-operating incomes, net		164	(206)
Impairment loss on investments in Associates		(2,503)	-
		(1,812,587)	(1,405,350)
Changes in assets and liabilities:
Trading financial assets		(212,899)	(94,971)
Loans and receivables, net		(2,054,975)	(1,585,086)
Lease assets		(109,288)	-
Other assets		(136,564)	138,421
Liability for defined benefit obligations		(25,595)	(14,974)
Provisions		(51,272)	(57,110)
Other liabilities		480,798	693,213
		(2,109,795)	(920,507)

Income taxes paid		(221,157)	(188,147)
Interest received		1,719,686	1,709,139
Interest paid		(365,761)	(408,014)
Dividend received		12,400	24,876
Net cash used in operating activities	~~W~~	(1,607,127)	(249,514)

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2017 and 2016

(In millions of won)	Note		2017	2016

Cash flows from investing activities
Decrease in restricted due from banks		~~W~~	-	2
Proceeds from disposal of available-for-sale financial assets			266,483	230,172
Acquisition of available-for-sale financial assets			(2,000)	(651)
Acquisition of investments in associates			(7,713)	(13,901)
Proceeds from disposal of property and equipment			89	553
Acquisition of property and equipment			(23,626)	(9,925)
Proceeds from disposal of intangible assets			914	10,940
Acquisition of intangible assets			(13,695)	(24,828)
Decrease in guarantee deposits			51,099	9,402
Increase in guarantee deposits			(60,718)	(14,895)
Net cash provided by investing activities			210,833	186,869

Cash flows from financing activities
Proceeds from borrowings			2,408,400	999,415
Repayment of borrowings			(1,378,766)	(1,331,861)
Proceeds from debentures			3,491,624	3,260,330
Repayment of debentures			(2,696,313)	(1,980,031)
Cash outflows from cash flow hedges			(3,376)	-
Dividends paid			(400,054)	(900,027)
Net cash provided by financing activities			1,421,515	47,826

Net increase (decrease) in cash and cash equivalents			25,221	(14,819)
Cash and cash equivalents at the beginning of year			265,905	280,724

Cash and cash equivalents at the end of year	38	~~W~~	291,126	265,905

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985.  The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2Ga).  The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2017 the Company has approximately 12.30 million personal credit card holders (21.15 million including check card holders), 1.79 million merchants in its network and 34 branch offices.  The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.	Basis of Preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 7, 2018, which will be submitted for approval to the shareholder’s meeting to be held on March 21, 2018.

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

●	derivative financial instruments are measured at fair value;
●	trading financial assets are measured at fair value;
●	available-for-sale financial assets are measured at fair value;
●	liabilities for share-based payment arrangements are measured at fair value; and
●	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(c)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Preparation, continued

(c)	Use of estimates and judgements, continued

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in note 5.

(d)Changes in Accounting Policies

Except for the application of the amendments to standards for the first time, which are applied from January 1, 2017, as described below, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016.

Amendments to K-IFRS No. 1007 Statement of Cash Flows

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1007 Statement of Cash Flows.  K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Changes from financing cash flows
•	Changes arising from obtaining or losing control of subsidiaries or other businesses
•	The effect of changes in foreign exchange rates
•	Changes in fair values
•	Other changes

The related disclosures are included in note 38 (e).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below.  The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except for those as disclosed in note 2.

(a)	Investments in associates and subsidiaries in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements.  The Company applied the cost method to investments in associates and subsidiaries, at cost.

Dividend from investments in associates and subsidiaries is recognized when the right to receive the dividend is authorized.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(c)	Non-derivative financial assets

Non-derivative financial assets are classified into financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  Financial assets are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company measures a Non-derivative financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(c)	Non-derivative financial assets, continued

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Attributable transaction costs are recognized in profit or loss as incurred.

Held-to-maturity investments

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the previous categories.  Subsequent to initial recognition, they are measured at fair value.  However, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives which are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

In transactions in which the Company neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset and it retains control over the asset, the Company continues to recognize the asset and the relevant liability to the extent of its continuing involvement in the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(d) Derivative financial assets

Derivatives are recognized initially at fair value on trade date.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds derivative financial instruments such as interest rate swaps and currency swaps to hedge its foreign currency and interest rate risk exposures.  The Company designates certain derivatives as hedging instruments for the purpose of hedging the exposure to changes in fair value of recognized assets or liabilities or unrecognized firm commitments (fair value hedge) and the exposure to variability in cash flows that is attributable to a risk associated with changes in foreign exchange rates of highly probable forecast transactions or firm commitments (cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss together with changes in the fair value of the hedged items that are attributable to the hedged risk in the same line item in the separate statement of comprehensive income as the hedged item.

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued, prospectively.  Any adjustment to the hedged item is amortized to profit or loss from the discontinuance.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income.

The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued, prospectively.  The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction affects profit or loss.  If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(d) Derivative financial assets, continued

(ii)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for as a stand-alone derivatives if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.  Changes in the fair value of separable embedded derivatives are recognized in profit or loss.

(iii)	Other derivatives

Except for effective hedge derivatives as measurement of hedge, all derivatives have to be estimated in fair value.  Valuation profit and loss from difference between fair values are recognized as profit or loss of this term.

(e)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices.  A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique.  Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same.  Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.   Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received.  However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the company and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(f)	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss, is impaired.  A financial asset is impaired if objective evidence indicates that loss events have occurred after the initial recognition of the asset, and that they had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, a financial asset is not impaired by the expected future loss event.

Objective evidence that financial assets are impaired includes the following loss events:

●	Significant financial difficulty of the borrower or issuer
●	Default or delinquency in interest or principal payments
●	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
●	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
●	The disappearance of an active market for a security
●

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

In addition to the types of events above, objective evidence of impairment for an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value of an equity instrument below its cost.  If there is objective evidence of impairment, the impairment losses measured by the following financial asset categories are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(f)	Impairment of financial assets, continued

Loans and receivables

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

The impairment loss of loans and receivables measured at amortized cost which is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.  When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

Financial assets carried at cost

The amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.  Such impairment losses shall not be reversed.

Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Held-to-maturity financial assets

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  The impairment losses of held-to-maturity financial assets and available-for-sale financial assets are recognized by reducing the carrying amount directly.  When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.  The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.  The impairment losses on held-to-maturity financial assets are reduced from the carrying amount directly.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(g)	Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located.  The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.  After first recognition, property and equipment are recognized as book value, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.  The carrying amount of the replaced cost is derecognized.  The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of plant and equipment are recognized in other operating income.

The estimated useful lives and depreciation methods are as follows.

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(h)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  The change is accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(i)	Leases

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

Finance lease

A finance lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including unguaranteed residual value, if any.  The difference between the finance lease receivable and the book value of the underlying asset is recorded as gain (loss) on disposition of lease asset.  Additionally, the lease payments received are recognized as collection of finance lease receivable and interest income, determined using the effective interest rate.  The Company also recognizes initial direct costs incurred in negotiating and arranging a finance lease, included as part of net investment, and those costs are expensed as an adjustment to revenue over the lease term.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(i)	Leases, continued

Operating lease

For an operating lease, revenue is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Company.  The Company also recognizes initial direct costs incurred in negotiating and arranging an operating lease, as a separated asset.  The depreciation for leased assets is consistent with the Company’s depreciation for similar assets.

(j)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets related to employee benefit and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).  The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.

(k)	Non-derivative financial liabilities

Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of a financial liability.  Financial liabilities are recognized in the separate financial statements when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition.  Financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Attributable transaction costs are recognized in profit or loss as incurred.

Other financial liabilities

The financial liabilities that are not classified as at fair value through profit or loss are classified into other financial liabilities.  The liabilities are measured at fair value less transaction costs that are directly attributable to the issuance upon initial recognition.  Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

The Company removes a financial liability from its separate statement of financial position only when it is extinguished – i.e. when its contractual obligations are discharged, cancelled or expired.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(l)	Employee benefits

(i)  Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services.  When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)Other long-term employee benefits

Other long-term employee benefits include employee benefits that are expected to be settled beyond 12 months after the end of the annual reporting period in which the employees render the related service.  The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods.   That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid.  If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv) Retirement benefits: defined benefit plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(iv) Retirement benefits: defined benefit plans, continued

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss.   The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognises costs for a restructuring.  If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(m)Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation.  The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognized provisions with regard to litigation, customer loyalty programme and unused credit commitments for credit purchases and cash advances.  Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default.  In addition, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(n)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.  When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income.  Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(o)	Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(p)	Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(p)	Share-based payment transactions, continued

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment arrangements in which the Company has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q)	Interest and fee income recognition

The Company recognizes interest and fee income from cardholders and merchants on an accrual basis.    However, the Company recognizes service charges and interest income from delinquent cardholders on cash basis.  Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan.  The amortization of deferred fee is recognized as operating revenue by the effective interest rate method.

(r)	Customer loyalty program

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income.  The Company provides awards, in the form of price discounts or by offering a variety of gifts.  The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable.  The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions.  Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Company has fulfilled its obligations to provide the benefits.  The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from customer loyalty program are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(s)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss.

Interest income is recognized as it accrues in profit or loss, using the effective interest method.  Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(t)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the separate profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the separate corporate tax system.  Separate corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.  The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(t)	Income taxes, continued

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(u)Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(v) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2017, and the Company has not early adopted them.

(i) K-IFRS No. 1109 Financial Instruments

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018.  It replaces existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. The Company plans to adopt K-IFRS No.1109 for the year beginning on January 1, 2018 and will recognize the accumulated effect resulting from initial application of K-IFRS No.1109 on the date of initial application, which is January 1, 2018.

K-IFRS 1109 will generally be applied retrospectively; however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes.  New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

For the application of K-IFRS No.1109, the Company implemented changes in internal controls and accounting system relating to financial instruments.

To assess financial impacts from application of K-IFRS No.1109, the Company performed a preliminary assessment of the impacts on the 2017 separate financial statements based on the status and available information as of December 31, 2017.  Expected financial impacts on the Company's separate financial statements by the main chapters of K-IFRS No.1109 were summarized as follows:

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(i) K-IFRS No. 1109 Financial Instruments, continued

ⓐ Classification and Measurement of “Financial Assets”

When K-IFRS No.1109 is applied, the Company will classify financial assets to be measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”) on the basis of the Company's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. If a hybrid contract contains a host that is a financial asset, the embedded derivatives shall not be separated from the host, and the hybrid contract as a whole shall be classified as a financial asset.

Business model (*1)	Contractual cash flows that are solely payments of principal and interests	All other cases
For collecting contractual cash flows	Amortized cost (*2)	FVPL (*3)
For both collecting contractual cash flows and selling financial assets	FVOCI (*2)
For trading, and others	FVPL

(*1) Business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

(*2) The Company may irrevocably designate a financial asset as at FVPL to eliminate or significantly reduce an accounting mismatch.

(*3) The Company may irrevocably designate equity instruments that is not held for trading as at FVOCI.

As there are more stringent requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS No.1109 compared to the existing guidance in K-IFRS No.1039, the adoption of K-IFRS No.1109 would potentially increase the portion of financial assets that are measured at FVPL, which would also increase the volatility in the Company’s profit or loss.

Expected impacts on the classification and measurements of the non-derivative financial instruments as of December 31, 2017, based on the information from the revised accounting system were as follows:

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(i) K-IFRS No. 1109 Financial Instruments, continued

	Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Amounts under K-IFRS No.1039	Amounts under K-IFRS No.1109
Due from banks	Loans and receivables	Amortized cost	~~W~~	291,547	291,547
Loans	Loans and receivables	Amortized cost		24,464,512	24,464,512
Other financial assets	Loans and receivables	Amortized cost		682,691	682,691
Trading assets (equity securities)	Fair value through profit or loss	FVPL		803,252	803,252
Available-for-sale financial assets (debt securities)	Available-for-sale financial assets	FVPL		1,953	1,953
Available-for-sale financial assets (equity securities)	Available-for-sale financial assets	FVPL		1,503	1,503
	Available-for-sale financial assets	FVOCI		31,129	31,129
			~~W~~	26,276,587	26,276,587

Based on the management's impact assessment to date, as of December 31, 2017, available-for-sale financial assets amounted to ~~W~~3,456 million are expected to be classified as financial assets measured at FVPL upon adoption of K-IFRS No.1109 as of January 1, 2018.  As a result, the portion of financial assets measured at FVPL in non-derivative financial assets is expected to increase from 3.06% under K-IFRS No.1039 as of December 31, 2017 to 3.07% under K-IFRS No.1109 as of January 1, 2018, which would increase the volatility in the Company's profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(i) K-IFRS No. 1109 Financial Instruments, continued

ⓑ Classification and Measurement of Financial Liabilities

According to K-IFRS No.1109, changes in fair value of the financial liability designated as at FVPL that is attributable to changes in the credit risk shall be presented as other comprehensive income, not recognized in profit or loss.  Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss.  However, if recognizing the changes in fair value as other comprehensive income creates or enlarges accounting mismatch, the amounts shall be recognized as profit or loss.

As a portion of the change in fair value which has been recognized in profit or loss under the existing standard, K-IFRS No.1039, will be presented in other comprehensive income under K-IFRS No.1109, profit or loss related to valuation of financial liabilities is likely to decrease.

Based on the management's impact assessment to date, as of December 31, 2017, financial liability amounted to ~~W~~19,235,337 million under K-IFRS No.1039, among which no financial liability is expected to be designated as at FVPL upon adoption of K-IFRS No.1109.

© Impairment

In accordance with the existing standard K-IFRS No.1039, impairment is recognized only if evidence of impairment based on 'incurred loss model' is identified.  In accordance with K-IFRS No.1109, the new accounting standard, impairment shall be recognized based on 'expected credit loss impairment model' for debt instruments, lease receivables, contract assets, loan commitments and financial guarantee contracts which are measured at amortized cost or FVOCI.

According to K-IFRS No.1109, a loss allowance shall be measured at the amounts of 12 month expected credit losses or lifetime expected credit losses, by the three stages in the table below depending on the extent of significant increase in credit risk since initial recognition.  Hence, an early recognition of credit risk may be available compared to the ‘incurred loss model’ in the existing standard K-IFRS No.1039.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition (*1)	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

(*1) The Company may assume that the credit risk on a financial instrument has not increased significantly since initial recognition if the credit risk is low at the reporting date.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(i) K-IFRS No. 1109 Financial Instruments, continued

According to K-IFRS No.1109, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for financial assets impaired at its initial recognition.

Based on the management's impact assessment to date, as of December 31, 2017, expected impacts on the loss allowances of separate financial statements based on information from the revised accounting system were as follows:

Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Loss allowances under K-IFRS No.1039	Loss allowances under K-IFRS No.1109	Differences

Loans	Amortized cost	~~W~~	625,619	780,051	154,432
Other financial assets	Amortized cost		8,688	9,868	1,180
			634,307	789,919	155,612
Allowance for unused credit commitments	Allowance for unused credit commitments		72,794	132,261	59,467
		~~W~~	707,101	922,180	215,079

ⓓ Hedge accounting

Although the new standard K-IFRS No.1109 maintains ‘Mechanics of hedging accounting’ - fair value hedge, cash flow hedge and hedge of a net investment in a foreign operation - as defined in existing standard K-IFRS No.1039, the new standard replaces the complex and rule-based requirements for hedge accounting defined in existing standard K-IFRS No.1039 with a principle-based approach focusing an entity's risk management activities.  As a result of the changes, scope of hedged items and hedging instruments are expanded and qualifying criteria for hedge accounting are eased by removing criteria for evaluation of hedge effectiveness and quantitative evaluation (80~125%).

When applying hedge accounting under K-IFRS No.1109, hedge accounting to certain transactions that do not meet the requirements for hedge accounting under the existing standard K-IFRS No.1039 may be applicable, and the volatility of the profit or loss may be reduced.

The Company plans to apply hedge accounting for the transactions that meet the requirements for hedge accounting under K-IFRS No.1109.  As of December 31, 2017, there was no applicable transaction for hedge accounting under K-IFRS No.1109 which do not meet the requirements for hedge accounting under the existing standard K-IFRS No.1039.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(ii) K-IFRS No. 1115 Revenue from Contracts with Customers

K-IFRS 1115 Revenue from Contracts with Customers, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018.  It replaces existing revenue recognition guidance, including K-IFRS 1018 Revenue, K-IFRS 1011 Construction Contracts, K-IFRS 2031 Revenue- Barter transactions involving advertising services, K-IFRS 2113 Customer Loyalty Programs, K-IFRS 2115 Agreements for the construction of real estate, K-IFRS 2118 Transfers of assets from customers.

The Company plans to apply K-IFRS No.1115 from the annual period beginning on January 1, 2018.  The Company will apply K-IFRS No.1115 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, which is January 1, 2018.  The Company plans to use the practical expedients and not reassess the contracts that were completed as of the date of initial application, which is January 1, 2018.

Existing K-IFRS standards and interpretations including K-IFRS 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

As a result of the analysis on the financial impact based on the situation and the available information as of December 31, 2017, the Company does not expect the application of K-IFRS No.1115 will have a material impact on the separate financial statements.  As of the date when these financial statements were authorized for issuance, the Company is still evaluating potential impact for certain transactions upon adoption of K-IFRS 1115.  Therefore the conclusion described herein is preliminary and is subject to change upon completion of the transition analysis efforts.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

3.	Significant Accounting Policies, continued

(v) New standards and interpretations not yet adopted, continued

(iii) K-IFRS No.1102 Share-based payment

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments.   The amendments also clarify that share-based payment transactions with a net settlement feature for withholding tax obligation shall be classified as an equity-settled share-based payment transaction.  The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The amendments are not expected to have a significant impact on the Company’s separate financial statements.

(iv) K-IFRS No.1116 leases

K-IFRS No.1116 replaces existing standards, including K-IFRS No.1017 Leases, K-IFRS No.2104, Determining whether an Arrangement contains a Lease.  It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted to the K-IFRS No. 1115.

K-IFRS No. 1116 suggests an single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements.  A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.  The lessee may elect not to apply the requirements to short-term lease of which has a term of 12 months or less at the commencement date and low value assets.  Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease. The Company is in the process of evaluating whether there will be a significant impact on the Company’s separate financial statements due to the adoption of K-IFRS No. 1116.

(v) Amendments to K-IFRS No.1040 Investment Property

The amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use.  The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The amendments are not expected to have a significant impact on the Company’s separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial Risk Management

(a)	General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these separate financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters.  The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital.  On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system.  The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. in case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial Risk Management, continued

(a)	General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade).  It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target.  With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyze the cause, and prepare and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

It is critical for the Company to enhance proactive forecasting abilities for short-term delinquency indicators since the asset turnover period is short in the credit card business.  The Company operates a roll-rate based forecasting model for short-term delinquency by reflecting seasonal effects.  The Company continuously develops a forecasting model which is more accurate and predictive.

(iv)Enterprise crisis management system

Enterprise crisis management consists of items such as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively.  Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial Risk Management, continued

(a)	General information of risk management, continued

(iv)Enterprise crisis management system, continued

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented.  For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

(v)Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers.  The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries.  The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS (Application Score) evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality.  The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Application of credit risk management includes all the transactions that could possibly generate economic loss.  The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel.  The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel.  Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk.  Exposure to credit risk of the Company as of December 31, 2017 and 2016 is as follows.  Cash held by the Company is excluded.

		2017	2016
Due from banks and loans and receivables (*)
Banks	~~W~~	450,295	268,968
Household		22,014,676	20,636,752
Credit sales		11,570,580	10,765,147
Cash advances		1,844,254	1,833,789
Card loans		5,478,557	5,141,501
Installment finance and others		3,121,285	2,896,315
Government/Public institution/ The Bank of Korea		19,114	18,531
Corporate		1,646,355	1,378,180
		24,130,440	22,302,431

Available-for-sale financial assets Debt securities		1,953	1,368
		24,132,393	22,303,799

Derivative financial assets		3,680	3,168
Other assets (*)
Other financial assets		674,003	492,796
	~~W~~	24,810,076	22,799,763

      (*) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

As of December31, 2017 and 2016, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~63,745,952 million, ~~W~~61,184,194 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(ii) Analysis of past due and impaired amounts

Set out below is an analysis of past due and impaired amounts of due from banks, loans and receivables and debt securities as of December 31, 2017 and 2016.

		2017
		Neither past due nor impaired	Past due but not impaired	Impaired	Total

Banks	~~W~~	450,296	-	-	450,296
Household
Credit sales		11,448,503	204,951	48,392	11,701,846
Cash advances		1,818,544	73,912	28,224	1,920,680
Card loans		5,505,138	132,285	56,497	5,693,920
Installment finance and others		2,961,449	83,488	263,754	3,308,691
		21,733,634	494,636	396,867	22,626,137
Government/Public institution/ The Bank of Korea		18,063	1,050	1	19,114
Corporate		1,531,073	119,913	12,479	1,663,465
		23,733,066	615,599	409,347	24,758,012
Allowance for doubtful accounts		(270,083)	(86,672)	(268,864)	(625,619)
	~~W~~	23,462,983	528,927	140,483	24,132,393

		2016
		Neither past due nor impaired	Past due but not impaired	Impaired	Total

Banks	~~W~~	269,007	-	-	269,007
Household
Credit sales		10,773,172	144,117	62,725	10,980,014
Cash advances		1,859,153	54,448	39,626	1,953,227
Card loans		5,210,384	94,500	71,836	5,376,720
Installment finance and others		2,746,108	40,425	251,035	3,037,568
		20,588,817	333,490	425,222	21,347,529
Government/Public institution/ The Bank of Korea		18,058	629	-	18,687
Corporate		1,278,732	107,952	5,480	1,392,164
		22,154,614	442,071	430,702	23,027,387
Allowance for doubtful accounts		(385,041)	(68,536)	(270,011)	(723,588)
	~~W~~	21,769,573	373,535	160,691	22,303,799

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(iii)	Information about the credit quality of due from banks and loans and receivables that are neither past due nor impaired

The Company classifies due from banks and loans and receivables within several risk categories.  In case of individual customers, on the basis of internal credit rating, when the bad debt expense ratio is less than earnings before bad debt expense ratio, the loans and receivables are determined to be “outstanding” category and the others are determined to be “normal” category.  In case of corporate customers, internal credit ratings that have AAA ~ BBB+ level and unrated ratings of Government/Public institution/The Bank of Korea are determined to be "outstanding” and that of the others is determined to be "normal".  Information about the credit quality of due from banks, and loans and receivables that are neither past due nor impaired as of December 31, 2017 and 2016 is as follows:

		2017
		Outstanding	Normal	Total(*)

Banks	~~W~~	450,145	150	450,295
Household
Credit sales		10,297,657	1,077,162	11,374,819
Cash advances		1,067,739	705,833	1,773,572
Card loans		4,171,608	1,202,669	5,374,277
Installment finance and others		2,403,017	548,511	2,951,528
		17,938,714	3,534,175	21,474,196
Government/Public institution/ The Bank of Korea		18,063	-	18,063
Corporate		571,400	949,029	1,520,429
	~~W~~	18,979,629	4,483,354	23,462,983

   (*) The amounts are measured as net of allowance for doubtful accounts, deferred loan origination                               costs, and present value discount account.

		2016
		Outstanding	Normal	Total(*)

Banks	~~W~~	268,761	207	268,968
Household
Credit sales		9,534,484	1,095,756	10,630,240
Cash advances		1,074,566	711,074	1,785,640
Card loans		3,856,832	1,202,238	5,059,070
Installment finance and others		2,332,843	402,876	2,735,719
		16,798,725	3,411,944	20,210,669
Government/Public institution/ The Bank of Korea		17,912	-	17,912
Corporate		475,924	796,100	1,272,024
	~~W~~	17,561,322	4,208,251	21,769,573

(*) The amounts are measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(iv)Analysis of the age of loans and receivables that are past due but not impaired

Management of the Company considers accounts that are past due for less than 90 days as not impaired, unless other information can demonstrated that this is not the case.  Analysis of the aging of loans and receivables that are past due but not impaired as of December 31, 2017 and 2016 are as follows:

		2017
		Less than 30 days	After 30 days through 60 days	After 60 days through 90 days	Total (*)

Banks	~~W~~	-	-	-	-
Household
Credit sales		161,782	11,688	5,637	179,107
Cash advances		50,993	6,463	3,328	60,784
Card loans		79,790	6,773	4,122	90,685
Installment finance and others		72,994	3,999	1,674	78,667
		365,559	28,923	14,761	409,243
Government/Public institution/The Bank of Korea		1,050	-	-	1,050
Corporate		109,973	6,415	2,246	118,634
	~~W~~	476,582	35,338	17,007	528,927

(*) The amounts are measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

		2016
		Less than 30 days	After 30 days through 60 days	After 60 days through 90 days	Total (*)

Banks	~~W~~	-	-	-	-
Household
Credit sales		111,526	7,674	2,563	121,763
Cash advances		34,756	3,787	1,430	39,973
Card loans		58,392	6,723	2,587	67,702
Installment finance and others		34,517	3,167	687	38,371
		239,191	21,351	7,267	267,809
Government/Public institution/The Bank of Korea		618	-	-	618
Corporate		95,025	9,321	762	105,108
	~~W~~	334,834	30,672	8,029	373,535

(*) The amounts are measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount account.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(v) Analysis of financial assets that are individually and collectively determined to be impaired.

Financial assets that are individually and collectively determined to be impaired as of December 31, 2017 and 2016 are as follows:

			2017	2016

Financial assets that are individually determined to be impaired(*)	Debt securities	~~W~~	1,953	1,368
Financial assets that are collectively determined to be impaired(*)	Loans and receivables		138,530	159,323
		~~W~~	140,483	160,691

(*) The amounts are measured as net of allowance for doubtful accounts.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(b)	Credit risk, continued

(vi)  Industrial concentration of credit risk

Industrial concentration of credit risk of due from banks, loans and receivables, debt securities as of December 31, 2017 and 2016 is as follows:

		2017
		Finance and insurance	Manu-facturing	Retail and whole-sale	Real estate and service	Con-struction	Hotel and leisure	Other	Retail customer	Total

Banks	~~W~~	450,295	-	-	-	-	-	-	-	450,295
Household
Credit sales		-	-	-	-	-	-	-	11,570,580	11,570,580
Cash advances		-	-	-	-	-	-	-	1,844,254	1,844,254
Card loans		-	-	-	-	-	-	-	5,478,557	5,478,557
Installment finance and others		-	-	-	-	-	-	-	3,121,285	3,121,285
		-	-	-	-	-	-	-	22,014,676	22,014,676
Government/Public institution/The Bank of Korea		869	1	19	154	20	-	18,051	-	19,114
Corporate		63,718	365,027	283,180	75,656	102,791	10,206	747,730	-	1,648,308
	~~W~~	513,187	365,028	283,199	75,810	102,811	10,206	765,781	22,014,676	24,132,393

		2016
		Finance and insurance	Manu-facturing	Retail and whole-sale	Real estate and service	Con-struction	Hotel and leisure	Other	Retail customer	Total

Banks	~~W~~	268,968	-	-	-	-	-	-	-	268,968
Household
Credit sales		-	-	-	-	-	-	-	10,765,147	10,765,147
Cash advances		-	-	-	-	-	-	-	1,833,789	1,833,789
Card loans		-	-	-	-	-	-	-	5,141,501	5,141,501
Installment finance and others		-	-	-	-	-	-	-	2,896,315	2,896,315
		-	-	-	-	-	-	-	20,636,752	20,636,752
Government/Public institution/The Bank of Korea		1,045	2	20	117	13	-	17,334	-	18,531
Corporate		53,124	318,387	236,886	62,294	85,297	9,709	613,851	-	1,379,548
	~~W~~	323,137	318,389	236,906	62,411	85,310	9,709	631,185	20,636,752	22,303,799

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows.  It includes economic losses that the Company will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky.  The Company has prepared contingency plans for various liquidity crises.

(i)Non-derivatives

A maturity analysis for non-derivative financial assets and liabilities as of December 31, 2017 and 2016 is as follows.  Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	291,547	-	-	-	-	-	291,547
Loans and receivables		9,143,377	5,163,695	3,077,541	3,333,517	4,810,130	211,295	25,739,555
Trading financial assets		803,252	-	-	-	-	-	803,252
Available-for-sale financial assets		-	-	-	-	-	34,585	34,585
Other financial assets		607,762	23	726	-	-	77,117	685,628
		10,845,938	5,163,718	3,078,267	3,333,517	4,810,130	322,997	27,554,567
Liabilities:
Borrowings		402,833	28,675	234,481	478,994	3,093,933	-	4,238,916
Debentures		156,579	429,712	860,437	1,462,413	9,319,378	234,504	12,463,023
Other financial liabilities		2,969,702	17,574	25,569	102,338	182,145	41,614	3,338,942
		3,529,114	475,961	1,120,487	2,043,745	12,595,456	276,118	20,040,881
	~~W~~	7,316,824	4,687,757	1,957,780	1,289,772	(7,785,326)	46,879	7,513,686

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk, continued

(i)Non-derivatives, continued

		2016
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	266,326	-	-	-	-	-	266,326
Loans and receivables		8,525,947	4,900,507	2,804,354	3,024,536	4,494,691	219,597	23,969,632
Trading financial assets		590,101	-	-	-	-	-	590,101
Available-for-sale financial assets		28	-	-	-	-	242,128	242,156
Other financial assets		437,901	397	185	-	-	67,498	505,981
		9,820,303	4,900,904	2,804,539	3,024,536	4,494,691	529,223	25,574,196
Liabilities:
Borrowings		244,663	168,172	180,222	882,931	2,068,098	-	3,544,086
Debentures		466,884	241,757	696,493	1,529,232	8,198,074	509,559	11,641,999
Other financial liabilities		2,673,830	15,108	169,778	48,626	185,451	42,282	3,135,075
		3,385,377	425,037	1,046,493	2,460,789	10,451,623	551,841	18,321,160
	~~W~~	6,434,926	4,475,867	1,758,046	563,747	(5,956,932)	(22,618)	7,253,036

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(c)	Liquidity risk, continued

(ii)Derivatives

A maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2017 and 2016 is as follows.

The amounts shown in the table were calculated based on the information below.

-	Gross settlement: gross amount of cash received or paid.
-	Net settlement: net amount of cash received or paid.

                        2017

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash in (out) flow	~~W~~	(311)	(679)	(398)	(224)	4,021	2,419
Gross settlement cash inflow		589	-	667	1,416	109,478	112,150
Gross settlement cash outflow		(545)	-	(522)	(1,044)	(116,017)	(118,128)
	~~W~~	(267)	(679)	(253)	148	(2,518)	(3,569)

                            2016

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash outflow	~~W~~	(1,106)	(787)	(1,102)	(1,170)	(2,230)	(6,395)
Gross settlement cash inflow		-	370	403	97,143	-	97,916
Gross settlement cash outflow		-	(352)	(349)	(93,880)	-	(94,581)
	~~W~~	(1,106)	(769)	(1,048)	2,093	(2,230)	(3,060)

(iii)Unused credit commitments

As of December 31, 2017 and 2016, unused credit commitments which are the company should fulfill the obligation immediately when the credit card members request payments amounted to ~~W~~63,745,952 million, and ~~W~~61,184,194 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF and MMT in the case of trading assets and only foreign exchange rate risk of foreign currency equity securities and foreign currency deposits because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps.  The Company is exposed to only equity price risk of foreign currency equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle.  The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service.  The following represents the Company’s assessment of its potential loss in trading financial assets that are exposed to the respective risks, as of December 31, 2017 and 2016:

		2017
		Average	High	Low	At December 31
Interest rate risk	~~W~~	4,825	7,036	2,765	4,016

		2016
		Average	High	Low	At December 31
Interest rate risk	~~W~~	3,936	5,676	2,125	2,951

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(ii)VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk.  The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR (Value at Risk) estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation.  Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel.  Financial assets of low sensitivity were excluded.

Interest rate VaR and EaR of non-trading positions as of December 31, 2017 and 2016 are as follows:

		2017	2016
Interest rate VaR	~~W~~	147,932	89,348
Interest rate EaR		28,766	9,031

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(ii)VaR and EaR management from non-trading positions, continued

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method.   Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period votality for one year (250 trading days) in reporting date.  Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time.  Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The company doesn’t have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.  Equity price risk and foreign exchange rate risk of non-trading positions as of December 31, 2016 are as follows:

		2016
		Average	High	Low	At December, 31

Equity price risk	~~W~~	27,084	35,317	13,765	13,765
Foreign exchange rate risk		15,921	20,404	8,886	8,886
Variance effect		(1,246)	(1,651)	(573)	(573)
Total VaR	~~W~~	41,759	54,070	22,078	22,078

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial Risk Management, continued

(d)	Market risk, continued

(iii)Foreign exchange risk

The Company has been exposed to foreign exchange risk of equity securities and financial liabilities denominated in a foreign currency other than the functional currency, Korean won.  Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap.  Accordingly, foreign exchange risk of equity securities affects the Company.  Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2017 and 2016 are as follows:

(In thousands of U.S. dollars, millions of won)
		2017
		Foreign currency		Won equivalent

Available-for-sale financial assets	USD	(99,971)	~~W~~	(107,109)
Debentures		29		31
On-balance exposure		(100,000)		(107,140)
Off-balance derivative exposure Net position	USD	100,000	~~W~~	107,140
		29		31

		2016
		Foreign currency		Won equivalent

Available-for-sale financial assets	USD	176,481	~~W~~	213,278
Debentures		(80,000)		(96,680)
On-balance exposure		96,481		116,598
Off-balance derivative exposure Net position	USD	80,000	~~W~~	96,680
		176,481		213,278

(e)	Capital risk management

The Company has exposure to credit risk, liquidity risk, and market risk.  By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the company’s credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act.   Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business.  The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and as of December 31, 2017, the Company complied with the regulatory requirement for the adjusted equity capital ratio.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

5.	Significant Estimates and Judgments

The preparation of separated financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.    The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Company’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method.  In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, portfolio size, loss emergency period, recovery period and other variables).  Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(iii)	Changes in accounting estimates regarding allowance for doubtful accounts and allowance for unused credit commitments

On December 30, 2016, the Company was approved by FSS (Financial Supervisory Service) to adopt the IRB (Internal Rating Based) approach.  The Company had accumulated sufficient experience to properly calculate PD (Probability of Default), LGD (Loss Given Default), and CCF (Credit Conversion Factors) by considering the characteristics of borrowers, or its homogeneous borrowing groups, with credit evaluation system and risk evaluation system based on BASEL II.  Accordingly, during the year ended December 31, 2017, the Company changed the accounting estimates of allowance for doubtful accounts and allowance for unused credit commitments from a roll-rate analysis model to IRB (Internal Rating Based) approach.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

5.	Significant Estimates and Judgments, continued

(b)	Allowance for doubtful accounts, continued

As a result of changes in accounting estimates, allowance for doubtful accounts and allowance for unused credit commitments decreased by ~~W~~129,377 million and ~~W~~316,692 million as of December 31, 2017, and profit before income tax increased by ~~W~~446,069 million for the year ended December 31, 2017, respectively.  The effects of the changes in accounting estimates were recognized prospectively.

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired.      Accordingly, the Company considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”.

(f)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets.  The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities.  However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments.  If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Trading financial assets

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate.   If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Available-for-sale financial assets

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(ii)  The fair value measurements classified by fair value hierarchy as of December 31, 2017 and 2016 are summarized as follows:

		2017
		Level 1	Level 2	Level 3	Total

Financial assets
Equity securities held for trading	~~W~~	-	803,252	-	803,252
Derivative financial assets for hedging		-	3,680	-	3,680
Available-for-sale debt securities		-	-	1,953	1,953
Available-for-sale equity securities		-	-	32,632	32,632
	~~W~~	-	806,932	34,585	841,517
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	7,960	-	7,960

		2016
		Level 1	Level 2	Level 3	Total

Financial assets
Equity securities held for trading	~~W~~	-	590,101	-	590,101
Derivative financial assets for hedging		-	3,168	-	3,168
Available-for-sale debt securities		-	-	1,368	1,368
Available-for-sale equity securities		213,306	-	27,482	240,788
	~~W~~	213,306	593,269	28,850	835,425
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	5,189	-	5,189

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(iii)  Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2017 and 2016 are as follows:

		Available-for-sale debt securities	Available-for-sale equity securities	Total

Balance at January 1, 2017	~~W~~	1,368	27,482	28,850
Reversal of impairment loss		3,791	-	3,791
Other comprehensive income		-	3,150	3,150
Acquisition		-	2,000	2,000
Disposition		(3,206)	-	(3,206)
Balance at December 30, 2017	~~W~~	1,953	32,632	34,585

Balance at January 1, 2016	~~W~~	1,631	26,002	27,633
Reversal of impairment loss		8,087	-	8,087
Other comprehensive income		-	829	829
Acquisition		-	651	651
Disposition		(8,350)	-	(8,350)
Balance at December 31, 2016	~~W~~	1,368	27,482	28,850

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(iv) Unobservable inputs in markets

Information about significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2017 and 2016 is as follows:

	2017
Valuation techniques	Type of financial instruments		Book value	Significant unobservable inputs	Range of estimates for unobservable inputs

Available-for-sale financial assets:
Net asset value	Debt securities	~~W~~	1,953	-	-
Discounted cash flow	Equity securities		28,318	Discount rate Growth rate	11.56% ~ 13.31% 0.00%
Cost method	Equity securities		4,314	-	-
		~~W~~	34,585

	2016
Valuation techniques	Type of financial instruments		Book value	Significant unobservable inputs	Range of estimates for unobservable inputs

Available-for-sale financial assets:
Net asset value	Debt securities	~~W~~	1,368	-	-
Discounted cash flow	Equity securities		25,168	Discount rate Growth rate	9.89% ~ 15.56% 0.00%
Cost method	Equity securities		2,314	-	-
		~~W~~	28,850

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(a) Financial instruments measured at fair value, continued

(v) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

			2017
Type of financial instrument		Favorable change	Unfavorable change
Available-for-sale financial assets (*)	~~W~~	2,654	(1,220)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Fair Value Measurement of Financial Instruments, continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value.  Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents.  Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Loans and receivables

Fair value of loans and receivables is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings

Carrying amount is used as approximation of fair value for short-term borrowings including call money.  Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price.  Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.    Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2017 and 2016 are as follows:

		2017
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits	~~W~~	291,547	-	-	291,547	291,547
Credit card assets		20,481,270	(45,828)	(595,431)	19,840,011	20,058,137
Loans		754,023	586	(10,603)	744,006	752,827
Installment assets		2,247,625	29,623	(12,611)	2,264,637	2,287,780
Lease assets		997,570	(357)	(6,974)	990,239	990,435
Other assets		685,628	(2,937)	(8,688)	674,003	673,570
	~~W~~	25,457,663	(18,913)	(634,307)	24,804,443	25,054,296
Financial liabilities
Borrowings	~~W~~	4,115,795	-	-	4,115,795	3,978,362
Debentures in won		11,747,000	(7,119)	-	11,739,881	11,683,595
Debentures in foreign currency		107,140	(95)	-	107,045	107,693
Other liabilities		3,284,174	(11,558)	-	3,272,616	3,271,395
	~~W~~	19,254,109	(18,772)	-	19,235,337	19,041,045

		2016
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Deposits	~~W~~	266,326	-	-	266,326	266,326
Credit card assets		19,366,301	(40,943)	(701,359)	18,623,999	18,888,853
Loans		322,524	-	(2,896)	319,628	322,243
Installment assets		2,157,381	34,329	(17,149)	2,174,561	2,179,540
Lease assets		920,323	(222)	(2,184)	917,917	917,257
Other assets		505,982	(1,415)	(11,771)	492,796	492,787
	~~W~~	23,538,837	(8,251)	(735,359)	22,795,227	23,067,006
Financial liabilities
Borrowings	~~W~~	3,080,611	-	-	3,080,611	3,252,391
Debentures in won		10,970,500	(10,553)	-	10,959,947	11,015,196
Debentures in foreign currency		96,680	(49)	-	96,631	97,016
Other liabilities		3,117,776	(10,515)	-	3,107,261	3,107,733
	~~W~~	17,265,567	(21,117)	-	17,244,450	17,472,336

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separated statement of financial position as of December 31, 2017 and 2016 is as follows:

			2017
			Level 1	Level 2		Level 3		Total
Financial assets
Deposits	~~W~~	291,159		388	-		291,547
Credit card assets		-		-	20,058,137		20,058,137
Loans		-		-	752,827		752,827
Installment assets		-		-	2,287,780		2,287,780
Lease assets		-		-	990,435		990,435
Other assets		-		-	673,570		673,570
	~~W~~	291,159		388	24,762,749		25,054,296
Financial liabilities:
Borrowings	~~W~~	-		-	3,978,362		3,978,362
Debentures in won		-		-	11,683,595		11,683,595
Debentures in foreign currency		-		-	107,693		107,693
Other liabilities		-		-	3,271,395		3,271,395
	~~W~~	-		-	19,041,045		19,041,045

			2016
			Level 1	Level 2	Level 3	Total
Financial assets
Deposits	~~W~~	265,938		388	-	266,326
Credit card assets		-		-	18,888,853	18,888,853
Loans		-		-	322,243	322,243
Installment assets		-		-	2,179,540	2,179,540
Lease assets		-		-	917,257	917,257
Other assets		-		-	492,787	492,787
	~~W~~	265,938		388	22,800,680	23,067,006
Financial liabilities:
Borrowings	~~W~~	-		-	3,252,391	3,252,391
Debentures in won		-		-	11,015,196	11,015,196
Debentures in foreign currency		-		-	97,016	97,016
Other liabilities		-		-	3,107,733	3,107,733
	~~W~~	-		-	17,472,336	17,472,336

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

7.	Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2017 and 2016 are summarized as follows:

		2017
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	291,547	-	-	291,547
Trading financial assets		803,252	-	-	-	803,252
Derivative assets		-	-	-	3,680	3,680
Loans and receivables		-	23,838,893	-	-	23,838,893
Available-for-sale financial assets		-	-	34,585	-	34,585
Other assets		-	674,003	-	-	674,003
	~~W~~	803,252	24,804,443	34,585	3,680	25,645,960

		2016
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	266,326	-	-	266,326
Trading financial assets		590,101	-	-	-	590,101
Derivative assets		-	-	-	3,168	3,168
Loans and receivables		-	22,036,105	-	-	22,036,105
Available-for-sale financial assets		-	-	242,156	-	242,156
Other assets		-	492,796	-	-	492,796
	~~W~~	590,101	22,795,227	242,156	3,168	23,630,652

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

7.	Categories of Financial Instrument, continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2017 and 2016 are summarized as follows:

		2017
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	7,960	7,960
Borrowings		4,115,795	-	4,115,795
Debentures		11,846,926	-	11,846,926
Other liabilities		3,272,616	-	3,272,616
	~~W~~	19,235,337	7,960	19,243,297

		2016
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	5,189	5,189
Borrowings		3,080,611	-	3,080,611
Debentures		11,056,578	-	11,056,578
Other liabilities		3,107,261	-	3,107,261
	~~W~~	17,244,450	5,189	17,249,639

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

7.	Categories of Financial Instrument, continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2017 and 2016 are as follows:
		2017
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment Reversal (loss)	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Trading financial assets	~~W~~	-	-	-	-	-	-	11,167	11,167	-
Loans and receivables		1,858,123	-	2,433,487	(2,264,217)	-	(280,648)	34,330	1,781,075	-
Available-for-sale financial assets		-	-	-	-	12,400	3,791	250,572	266,763	(150,392)
Derivative for hedge		-	-	-	-	-	-	(6,056)	(6,056)	2,739
		1,858,123	-	2,433,487	(2,264,217)	12,400	(276,857)	290,013	2,052,949	(147,653)
Financial liabilities:
Financial liabilities measured at amortized cost		-	(370,842)	-	-	-	-	13,535	(357,307)	-
Derivative for hedge		-	-	-	-	-	-	(7,790)	(7,790)	3,385
		-	(370,842)	-	-	-	-	5,745	(365,097)	3,385
	~~W~~	1,858,123	(370,842)	2,433,487	(2,264,217)	12,400	(276,857)	295,758	1,687,852	(144,268)

		2016
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Impairment Reversal (loss)	Other operating income, net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Trading financial assets	~~W~~	-	-	-	-	-	-	10,360	10,360	-
Loans and receivables		1,860,375	-	2,382,443	(2,154,631)	-	(336,083)	28,752	1,780,856	-
Available-for-sale financial assets		-	-	-	-	24,876	8,087	208,450	242,413	(147,413)
Derivative for hedge		-	-	-	-	-	-	2,920	2,920	(222)
		1,860,375	-	2,382,443	(2,154,631)	24,876	(327,996)	250,482	2,035,549	(147,635)
Financial liabilities:
Financial liabilities measured at amortized cost		-	(387,311)	-	-	-	-	(3,132)	(390,443)	-
Derivative for hedge		-	-	-	-	-	-	-	-	5,215
		-	(387,311)	-	-	-	-	(3,132)	(390,443)	5,215

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

~~W~~	1,860,375	(387,311)	2,382,443	(2,154,631)	24,876	(327,996)	247,350	1,645,106	(142,420)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

7.	Categories of Financial Instrument, continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2017 and 2016 are summarized as follows:

		2017			2016
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Loans and receivables	~~W~~	39,187	(4,857)	34,330	34,778	(6,026)	28,752
Financial liabilities measured at amortized cost		14,204	(669)	13,535	527	(3,659)	(3,132)
	~~W~~	53,391	(5,526)	47,865	35,305	(9,685)	25,620

8.	Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2017 and 2016 are as follows:

		2017
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	3,680	-	3,680	969	-	2,711
Financial liabilities:
Derivatives		7,960	-	7,960	969	-	6,991

		2016
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting			Net amount
					Financial instruments		Cash collateral received

Financial assets:
Derivatives	~~W~~	3,168	-	3,168	120	1	-	3,048
Financial liabilities:
Derivatives		5,189	-	5,189	120		-	5,069

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2017 and 2016 are as follows:

		2017	2016

Deposits in won:
Deposits on demand	~~W~~	288,422	264,131
Current deposits		1,475	1,768
Foreign currency deposits		31	6
Time deposits		388	388
Deposit for checking accounts		33	33
Others		1,198	-
	~~W~~	291,547	266,326

(b)	Restricted due from banks as of December 31, 2017 and 2016 are as follows:

		2017	2016	Restrictions

Time deposits
Shinhan Bank	~~W~~	50	50	Pledged as collateral for cash advances
Korea Post		338	338	Pledged as collateral for a lease
		388	388
Other deposits
Woori Bank and others		33	33	Deposit for checking accounts
	~~W~~	421	421

10.	Trading Financial Assets

(a)	Details of trading financial assets as of December 31, 2017 and 2016 are as follows:

		2017	2016

MMF (Money market fund) and others	~~W~~	803,252	590,101

(b)	Net income on trading financial assets for the years ended December 31, 2017 and 2016 as follows:

		2017	2016

Gain on valuation of trading financial assets	~~W~~	252	101
Gain on sale of trading financial assets		10,915	10,259
	~~W~~	11,167	10,360

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

11.	Derivatives

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2017 and 2016 are as follows:

	2017				2016
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	107,140	-	6,991	96,680	3,048	-
Interest rate swap		730,000	3,680	969	675,000	120	5,189
	~~W~~	837,140	3,680	7,960	771,680	3,168	5,189

(b)	Gain (loss) on derivatives

Gain (loss) on valuation of derivatives for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Gain on valuation of derivatives	~~W~~	-	2,920
		-	2,920
Loss on valuation of derivatives		(7,310)
Loss on derivatives transactions		(6,536)	-
		(13,846)	2,920
Gain (loss) on derivatives	~~W~~	(13,846)	2,920

(c)	Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Recognized in other comprehensive income	~~W~~	(5,635)	9,507
Reclassified from equity to profit or loss		13,846	(2,920)
Deferred tax effect		(2,087)	(1,594)
Changes in accumulated other comprehensive income, net	~~W~~	6,124	4,993

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

12.	Loans and Receivables

(a)	Details of loans and receivables as of December 31, 2017 and 2016 are as follows:

		2017	2016

Credit card assets:
Lump-sum purchases	~~W~~	5,448,088	5,290,780
Installment purchases		5,807,934	5,277,322
Cash advances		1,768,222	1,781,073
Revolving cash advances		150,581	168,777
Revolving purchases		1,361,988	1,229,344
Card loans		5,693,920	5,376,721
Restructured loans		249,627	241,416
Purchasing card		910	868
Less : Allowance for doubtful accounts		(595,431)	(701,359)
Present value discount account		(18,836)	(16,108)
Deferred loan origination fees		(26,992)	(24,835)
		19,840,011	18,623,999
Loans:
General loans		327,607	111,955
Factoring receivables		276,848	207,664
Commercial paper		148,802	-
Other		766	2,905
Less : Allowance for doubtful accounts		(10,603)	(2,896)
Add : Deferred loan origination costs		586	-
		744,006	319,628
Installment financing assets:
Installment for cars		2,245,384	2,157,238
Installment for houses		-	37
Installment for others		2,241	106
Less : Allowance for doubtful accounts		(12,611)	(17,149)
Add : Deferred loan origination costs		29,623	34,329
		2,264,637	2,174,561
Lease assets:
Financing lease receivables		997,475	920,285
Cancelled financing lease receivables		95	38
Less : Allowance for doubtful accounts		(6,974)	(2,184)
Deferred loan origination fees		(357)	(222)
		990,239	917,917
	~~W~~	23,838,893	22,036,105

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

12.	Loans and Receivables, continued

(b)  Changes in the allowance for doubtful accounts for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Beginning balance	~~W~~	723,588	691,490
Provision for allowance		265,217	321,194
Write-offs		(551,441)	(442,258)
Unwinding effect		(1,631)	(8,421)
Allowance related to disposal of loans		(1,928)	(32,970)
Recoveries		188,580	192,787
Others		3,234	1,766
Ending balance	~~W~~	625,619	723,588

(c)  Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2017 and 2016 are as follows:

		2017
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	347,413	42,671	304,742
One year to five years		742,374	54,526	687,848
Over five years		5,004	24	4,980
	~~W~~	1,094,791	97,221	997,570

		2016
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	361,072	34,113	326,959
One year to five years		628,546	38,567	589,979
Over five years		3,401	16	3,385
	~~W~~	993,019	72,696	920,323

(d)  Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Beginning balance	~~W~~	9,272	10,323
Increase		24,905	30,466
Decrease		(31,317)	(31,517)
Ending balance	~~W~~	2,860	9,272

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

13.	Lease assets

(a)	Details of lease assets as of December 31, 2017 is as follows:

		2017
		Acquisition cost	Accumulated depreciation	Book value

Operating lease assets	~~W~~	108,625	(5,488)	103,137
Cancelled financing lease assets		206	(7)	199
Prepaid lease assets		284	-	284
	~~W~~	109,115	(5,495)	103,620

(b)	Future minimum lease payments under lease assets as of December 31, 2017 is as follows:

		2017

Less than one year	~~W~~	24,214
One year to five years		59,687
Over five years		12
	~~W~~	83,913

14.	Available-For-Sale Financial Assets

(a)	Details of available-for-sale financial assets as of December 31, 2017 and 2016 are as follows:

		2017	2016

Debt securities
Corporate bonds	~~W~~	1,953	1,368
Equity securities(*)
Stock		32,630	240,786
Equity investments		2	2
		32,632	240,788
	~~W~~	34,585	242,156

(*) Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at their acquisition cost.  The carrying amounts of those investments are ~~W~~ 4,314 million and ~~W~~2,314 million as of December 31, 2017 and 2016.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Available-For-Sale Financial Assets, continued

(b)	Changes in available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

	2017				2016
		Debt securities	Equity securities	Total	Debt securities	Equity securities	Total

Beginning balance	~~W~~	1,368	240,788	242,156	1,631	447,986	449,617
Acquisition		-	2,000	2,000	-	651	651
Disposal		(3,206)	(248,697)	(251,903)	(8,350)	(211,425)	(219,775)
Changes in fair value of available-for-sale financial assets		-	53,778	53,778	-	5,988	5,988
Exchange rate differences		-	(15,237)	(15,237)	-	(2,412)	(2,412)
Reversal of impairment loss		3,791	-	3,791	8,087	-	8,087
Ending balance	~~W~~	1,953	32,632	34,585	1,368	240,788	242,156

(c)	Gain on sale of available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Gain on sale of available-for-sale financial assets	~~W~~	250,572	208,450

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

15.	Property and Equipment

(a)	Details of property and equipment as of December 31, 2017 and 2016 are as follows:

		2017
		Land	Buildings	Others	Total

Acquisition cost	~~W~~	31,176	7,280	359,696	398,152
Accumulated depreciation		-	(2,018)	(315,190)	(317,208)
Ending balance	~~W~~	31,176	5,262	44,506	80,944

		2016
		Land	Buildings	Others	Total

Acquisition cost	~~W~~	31,176	7,280	340,897	379,353
Accumulated depreciation		-	(1,765)	(303,230)	(304,995)
Ending balance	~~W~~	31,176	5,515	37,667	74,358

(b)	Changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Land	Buildings	Others	Total

Beginning balance	~~W~~	31,176	5,515	37,667	74,358
Acquisition		-	-	23,626	23,626
Disposal		-	-	(372)	(372)
Depreciation		-	(253)	(18,707)	(18,960)
Others		-	-	2,292	2,292
Ending balance	~~W~~	31,176	5,262	44,506	80,944

		2016
		Land	Buildings	Others	Total

Beginning balance	~~W~~	31,176	5,767	44,491	81,434
Acquisition		-	-	9,925	9,925
Disposal		-	-	(96)	(96)
Depreciation		-	(252)	(23,769)	(24,021)
Others		-	-	7,116	7,116
Ending balance	~~W~~	31,176	5,515	37,667	74,358

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

15.	Property and Equipment, continued

(c)	Insured Assets:

   Insured assets as of December 31, 2017 are summarized as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	~~W~~	42,374

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

16.	Intangible Assets

(a)	Details of intangible assets as of December 31, 2017 and 2016 are as follows:

		2017
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	15,594	32,644	12,354	60,592
Accumulated amortization		-	(13,644)	(6,490)	(20,134)
Impairment losses		(939)	-	-	(939)
Ending balance	~~W~~	14,655	19,000	5,864	39,519

		2017
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	16,281	104,679	14,165	135,125
Accumulated amortization		-	(86,712)	(8,809)	(95,521)
Impairment losses		(984)	-	-	(984)
Ending balance	~~W~~	15,297	17,967	5,356	38,620

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

16.	Intangible Assets, continued

(b)	Changes in intangible assets for the year ended December 31, 2017 and 2016 are as follows:

		2017
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	15,297	17,967	5,356	38,620
Acquisition		376	10,988	2,331	13,695
Reclassification		-	(3,497)	673	(2,824)
Disposal		(1,063)	-	-	(1,063)
Amortization		-	(6,458)	(2,496)	(8,954)
Reversal of impairment loss (*)		45	-	-	45
Ending balance	~~W~~	14,655	19,000	5,864	39,519

		2016
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	16,595	30,827	4,293	51,715
Acquisition		1,022	21,340	2,466	24,828
Reclassification		-	(16,861)	9,792	(7,069)
Disposal		(2,258)	-	(8,755)	(11,013)
Amortization		-	(17,339)	(2,440)	(19,779)
Impairment loss (*)		(62)	-	-	(62)
Ending balance	~~W~~	15,297	17,967	5,356	38,620

(*) Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses. Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use. Club memberships are test for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

17.	Investments in Associates

(a)	Investments in associates as of December 31, 2017 are summarized as follows:

			2017			2016
Investee	Country	Fiscal year-end	Ownership		Book value(*)	Ownership		Book value(*)
Shinhan Finance LLC	Kazakhstan	December 31,	100%	~~W~~	10,279	100%	~~W~~	10,279
Shinhan Indo Finance	Indonesia	December 31,	50% + 1 of the shares		17,518	50% + 1 of the shares		15,730
Shinhan Microfinance Co., Ltd.	Myanmar	December 31,	100%		6,916	100%		3,493
				~~W~~	34,713		~~W~~	29,502

(*) Investments in associates are measured at acquisition cost.

(b) Changes in Investments in Associates for the years ended December 31, 2017 and 2016 are as follows:

		2017
Investee		Beginning balance	Acquisition	impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	10,279	-	-	10,279
Shinhan Indo Finance		15,730	4,290	(2,502)	17,518
Shinhan Microfinance Co., Ltd.		3,493	3,423	-	6,916
	~~W~~	29,502	7,713	(2,502)	34,713

		2016
Investee		Beginning balance	Acquisition	impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	5,001	5,278	-	10,279
Shinhan Indo Finance		10,600	5,130	-	15,730
Shinhan Microfinance Co., Ltd.		-	3,493	-	3,493
	~~W~~	15,601	13,901	-	29,502

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

17.	Investments in Associates, continued

(c)	Condensed financial statements of Investee as of December 31, 2017 and 2016 are as follows:

		2017
		Assets	Liabilities	Equity	Operating revenue	Operating expenses	Profit (Loss) for the year
Shinhan Finance LLC	~~W~~	10,664	295	10,369	1,845	(1,114)	575
Shinahn Indo Finance		88,610	101,461	(12,851)	11,707	(36,667)	(30,135)
Shinhan Microfinance Co., Ltd		7,605	1,389	6,216	871	(1,065)	(194)
	~~W~~	106,879	103,145	3,734	14,423	(38,846)	(29,754)

		2016
		Assets	Liabilities	Equity	Operating revenue	Operating expenses	Profit (Loss) for the year
Shinhan Finance LLC	~~W~~	10,838	127	10,711	766	(707)	73
Shinahn Indo Finance		91,824	83,196	8,628	9,150	(12,525)	(17,029)
Shinhan Microfinance Co., Ltd.		3,425	1	3,424	27	(141)	(94)
	~~W~~	106,087	83,324	22,763	9,943	(13,373)	(17,050)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

18.	Other Assets

(a)	Other assets as of December 31, 2017 and 2016 are summarized as follows:

		2017	2016

Guarantee deposits	~~W~~	77,117	67,498
Present value discount account		(2,937)	(1,415)
Accounts receivable		495,218	332,013
Allowance for doubtful accounts		(1,316)	(3,248)
Accrued income		112,031	104,832
Allowance for doubtful accounts		(7,372)	(8,523)
Advance payments		134,945	180,655
Prepaid expenses		46,250	36,513
Others		4,297	5,644
	~~W~~	858,233	713,969

(b)	Changes in allowance for other assets for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Beginning balance	~~W~~	11,771	11,510
Provision for allowance		15,431	14,889
Write-offs		(19,326)	(15,452)
Recoveries		812	824
Ending balance	~~W~~	8,688	11,771

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

19.	Borrowings

Borrowings as of December 31, 2017 and 2016 are summarized as follows:

	Interest rate (%)		2017	2016

Borrowings in won:
Commercial paper	1.60 ~ 2.30	~~W~~	1,090,000	710,000
General borrowings	2.36 ~ 2.61		96,300	45,000
Borrowings from Shinhan Financial Group Co., Ltd.	1.84 ~ 2.35		600,000	450,000
Bank overdrafts	2.57		78,878	104,171
SPC borrowings	1.85 ~ 2.31		2,250,617	1,771,440
		~~W~~	4,115,795	3,080,611

20.	Debentures

Debentures as of December 31, 2017 and 2016 are summarized as follows:

	Maturity	Interest rate (%)		2017	2016

Debentures in won	2018.01.08~2024.08.30	1.47 ~ 3.72	~~W~~	11,747,000	10,970,500
Less: discount				(7,119)	(10,553)
				11,739,881	10,959,947
Debentures in foreign currency	2019.07.05	1.83		107,140	96,680
Less: discount				(95)	(49)
				107,045	96,631
			~~W~~	11,846,926	11,056,578

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

21.	Employee Benefits

(a)  Defined benefit plan assets and liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016

Present value of defined benefit obligations	~~W~~	233,788	241,396
Fair value of plan assets		(231,431)	(207,371)
Recognized liabilities for defined benefit obligations	~~W~~	2,357	34,025

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Defined benefit obligation	Plan assets	Net defined Benefit obligations

Beginning balance	~~W~~	241,396	(207,371)	34,025
Recognized in profit or loss as incurred:
Current service cost		20,327	-	20,327
Interest expense (income)		7,763	(6,656)	1,107
		28,090	(6,656)	21,434
Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		(639)	-	(639)
Financial assumptions		(7,247)	-	(7,247)
Experience adjustments.		(23,067)	-	(23,067)
- Return on plan assets		-	3,445	3,445
		(30,953)	3,445	(27,508)
Others:
Contributions paid into the plan		-	(25,255)	(25,255)
Benefits paid by the plan		(5,242)	4,406	(836)
Others (*)		497	-	497
		(4,745)	(20,849)	(25,594)
Ending balance	~~W~~	233,788	(231,431)	2,357

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

21.	Employee Benefits, continued

		2016
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	216,496	(195,336)	21,160
Recognized in profit or loss as incurred:
Current service cost		19,737	-	19,737
Interest expense (income)		7,616	(6,870)	746
		27,353	(6,870)	20,483
Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		(2,576)	-	(2,576)
Financial assumptions		12,739	-	12,739
Experience adjustments.		(6,372)	-	(6,372)
- Return on plan assets		-	3,565	3,565
		3,791	3,565	7,356
Others:
Contributions paid into the plan		-	(22,300)	(22,300)
Benefits paid by the plan		(6,386)	13,570	7,184
Others (*)		142	-	142
		(6,244)	(8,730)	(14,974)
Ending balance	~~W~~	241,396	(207,371)	34,025

(*) Transfer from/to related parties

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2017 and 2016 are as follows:

		2017		2016
		Amounts	Ratio	Amounts	Ratio

Cash and due from banks	~~W~~	40	0.0%	81,108	39.1%
Securities		230,762	99.7%	125,561	60.6%
Others		629	0.3%	702	0.3%
Fair value of plan assets	~~W~~	231,431	100.0%	207,371	100.0%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

21.	Employee Benefits, continued

(d)	Actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	2017	2016

Discount rate (AA0)	Permanent workers : 3.74% Operating workers : 3.92% Temporary workers : 2.44%	3.22%
Future salary increasing rate	1.80% + upgrade rate	2.72% + upgrade rate
Average expected remaining years of service	Permanent workers : 8.88 years Operating workers : 12.08 years Temporary workers : 1.17 years	11.28 years

(e)	Sensitivity analysis

This analysis is based on actuarial assumptions variances that the Company considered to be reasonably possible at the reporting date.

		Changes in the amount of defined benefit obligations

Discount rate (1% decrease)	~~W~~	22,271
Discount rate (1% increase)		(19,626)
Future salary increasing rate (1% decrease)		(19,735)
Future salary increasing rate (1% increase)		21,956

Sensitivity analysis doesn’t consider the variance of all cash flows expected to occur in the plan, but provides approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as expenses for defined contribution plans are ~~W~~2,087 million and ~~W~~1,862 million for the years ended December 31, 2017 and 2016, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

22.	Provisions

(a) Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Allowance for litigation	Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	1,002	25,095	354,305	7,351	1,920	389,673
Provision (reversal)		(223)	51,286	(281,512)	17	29,338	(201,094)
Payment		(33)	(50,284)	-	-	(955)	(51,272)
Others		-	-	-	42	-	42
Ending balance	~~W~~	746	26,097	72,793	7,410	30,303	137,349

		2016
		Allowance for litigation	Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	2,169	27,649	332,316	7,279	3,136	372,549
Provision		116	51,745	21,989	25	312	74,187
Payment		(1,283)	(54,299)	-	-	(1,528)	(57,110)
Others		-	-	-	47	-	47
Ending balance	~~W~~	1,002	25,095	354,305	7,351	1,920	389,673

(b) Details of allowance for unused credit commitments as of December 31, 2017 and 2016 are as follows:

		2017	2016

Unused credit commitments	~~W~~	63,745,952	61,184,194
Allowance		72,793	354,305
Ratio (%)		0.11%	0.58%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

23.	Other Liabilities

Details of other liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016

Accounts payable	~~W~~	2,581,605	2,450,927
Accrued expenses		256,274	216,851
Advances from customers		96,284	99,085
Unearned revenue		295,926	278,157
Withholdings		213,676	236,979
Guarantee deposits, net		280,662	278,916
Advances of gift card and others		30,374	31,898
Others		5,250	4,180
	~~W~~	3,760,051	3,596,993

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

24.	Deferred Revenue of Customer Loyalty Programmes

Changes in deferred revenue of customer loyalty programmes for the years ended 2017 and 2016 are as follows:

		2017	2016

Beginning balance	~~W~~	189,830	181,557
Deferred		330,766	291,679
Recognition as revenue		(323,919)	(283,406)
Ending balance	~~W~~	196,677	189,830

25.	Equity

(a)	Equity as of December 31, 2017 and 2016 is summarized as follows:

	2012	2017	2016

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		10	(370)
Accumulated other comprehensive income
Unrealized gain on valuation of available-for-sale securities		15,904	166,296
Effective portion of valuation gain (loss) on cash flow hedges		2,197	(3,927)
Remeasurements of the net defined benefit obligations		(22,438)	(44,310)
		(4,337)	118,059
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to “Note 26”)		388,352	387,038
Voluntary reserve		11,216	11,216
Retained earnings(*)		4,106,941	3,582,334
		4,819,933	4,294,012
	~~W~~	6,303,045	5,899,140

(*)

~~W~~503,246 million of retained earnings plans to reserve for credit losses for the year ended December 31, 2017 and ~~W~~1,314 million of retained earning reserved for credit losses for the year ended December 31, 2016.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

25.	Equity, continued

(b)	Capital stock and capital surplus

As of December 31, 2017 and 2016, par value of common stock is ~~W~~5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Valuation of available-for-sale financial assets	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2017	~~W~~	166,296	(3,927)	(44,310)	118,059
Changes in fair value		53,778	-	27,508	81,286
Exchange rate differences		(15,237)	-	-	(15,237)
Changes in fair value of cash flow hedges		-	(5,635)	-	(5,635)
Reclassification to profit or loss		(235,992)	13,846	-	(222,146)
Deferred tax effect		47,059	(2,087)	(5,636)	39,336
Balance at December 31, 2017	~~W~~	15,904	2,197	(22,438)	(4,337)

		2016
		Valuation of available-for-sale financial assets	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total

Balance at January 1, 2016	~~W~~	313,709	(8,920)	(38,734)	266,055
Changes in fair value		5,988	-	(7,356)	(1,368)
Exchange rate differences		(2,412)	-	-	(2,412)
Changes in fair value of cash flow hedges		-	9,507	-	9,507
Reclassification to profit or loss		(198,053)	(2,920)	-	(200,973)
Deferred tax effect		47,064	(1,594)	1,780	47,250
Balance at December 31, 2016	~~W~~	166,296	(3,927)	(44,310)	118,059

(d)	Earned surplus reserves

The Korean Commercial Act acquires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholders’ meeting.

(e)	Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

25.	Equity, continued

(e)	Voluntary reserve, continued

Details of voluntary reserve as of December 31, 2017 and 2016 are as follows:

		2017	2016

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won, except dividends per share)		2017	2016
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,180,966	2,854,392
Profit for the year		925,975	727,942
		4,106,941	3,582,334
Reversal of reserve for credit losses		-	-
Balance at end of year before appropriation		4,106,941	3,582,334

Appropriation of retained earnings
Transfer to reserve for credit losses		503,246	1,314
Cash dividends		600,018	400,054
Dividends per share (dividend as a percentage of par value): ~~W~~ 4,786 (95.72%) for 2017 ~~W~~ 3,191 (63.82%) for 2016
		1,103,264	401,368
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,003,677	3,180,966

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

26.	Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between allowance for credit losses recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2017 and 2016 are summarized as follows:

		2017	2016

Accumulated reserve for credit losses	~~W~~	388,352	387,038
Accumulated reserve for credit losses, scheduled		503,246	1,314
Ending balance of reserve for credit losses	~~W~~	891,598	388,352

(b) Details of profit for the year after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Profit for the year	~~W~~	925,975	727,942
Reserve for credit losses, scheduled		(503,246)	(1,314)
Profit for the year after adjusting for reserve for credit losses	~~W~~	422,729	726,628
Earnings per share after adjusting credit losses (in won)	~~W~~	3,372	5,796

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

27.	Operating Revenue

Operating revenues for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Interest income	~~W~~	1,858,123	1,860,375
Fee and commission income		2,433,487	2,382,443
Dividend income		12,400	24,876
Gain on valuation and disposition of trading financial assets		11,167	10,360
Gains related to derivatives		-	2,920
Gains on foreign currency transactions		53,391	35,305
Gains on disposition of available-for-sale financial assets		250,572	208,450
Reversal of impairment losses on financial assets		3,791	8,087
Other operating income		313,816	66,341
	~~W~~	4,936,747	4,599,157

28.	Earnings Per Share

Earnings per share for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2017	2016

Net income	~~W~~	925,975	727,942
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	7,386	5,806

The Company had no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2017 and 2016.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

29.	Share-Based Payment

Share-based payment as of December 31, 2017 is summarized as follows:

(a)	Share-based payment arrangements with performance conditions

(i)	Performance share granted as of December 31, 2017 are as follows:

	Granted as of 2012	Granted as of 2013	Granted as of 2014	Granted as of 2015	Granted as of 2016	Granted as of 2017

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type
Vesting period	2012 ~ 2014	2013 ~ 2015	2014 ~ 2016	2015 ~ 2017	2016 ~ 2018	2017 ~ 2019
Performance condition	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (33.4%) Based on 4 year management index (66.6%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	23,831 shares	45,930 shares	34,870 shares	55,202 shares	67,229 shares	64,581 shares

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

29.	Share-Based Payment, continued

(a)  Share-based payment arrangements with performance conditions, continued

(ii) Granted shares and the fair value of grant date as of December 31, 2017 are as follows:

       (In won, except grant shares)

Grant date	Grant shares	Exercise	Fair value (*)	Estimated shares (**)
February 28, 2012	28,200	17,790	46,650	17,790
August 24, 2012	9,300	6,041	36,150	6,041
January 1, 2013	89,800	24,252	40,050	24,252
February 22, 2013	10,100	5,893	42,350	5,997
May 27, 2013	10,100	775	40,250	775
August 27, 2013	24,000	13,136	39,700	14,906
January 1, 2014	23,600	-	47,300	22,427
February 10, 2014	9,400	-	42,800	7,958
March 31, 2014	4,700	-	47,000	2,192
July 24, 2014	1,600	-	46,550	672
August 22, 2014	4,700	-	51,800	1,621
January 1, 2015	50,700	-	44,500	46,433
February 4, 2015	4,500	-	45,700	3,871
August 24, 2015	4,500	-	40,250	1,523
August 27, 2015	10,200	-	39,600	3,375
January 1, 2016	74,200	-	39,000	50,064
February 4, 2016	15,400	-	38,150	13,172
June 3, 2016	5,200	-	38,800	2,770
August 1, 2016	1,900	-	40,650	739
October 31, 2016	3,100	-	43,850	484
January 1, 2017	70,200	-	45,300	56,567
March 7, 2017	10,600	-	46,950	8,014
	466,000	67,887		291,643

(*) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(**) Grant shares at grant date were adjusted pursuant to increase rate of stock price and achievement of target ROE based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b)	Stock compensation costs for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Share-based payment arrangements with performance conditions	~~W~~	2,895	2,574

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

29.	Share-Based Payment, continued

(c)	Details of accrued expenses and the intrinsic value as of December 31, 2017 are as follows:

		Accrued expense related to compensation expenses associated with share based payments	Intrinsic values (*)

Share-based payment arrangements with performance conditions (**)	~~W~~	9,383	9,383

(*)	The fair value of share-base arrangements with performance conditions is considered as intrinsic value.

(**)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2017, and have been recognized as liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

30.	Net Interest Income

Details of net interest income for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Interest incomes
Cash and due from banks	~~W~~	1,829	1,963
Credit card assets		1,686,272	1,718,491
Loans		32,843	9,086
Installment loans		93,604	90,456
Financing leases		41,920	38,740
Others		1,655	1,639
		1,858,123	1,860,375

Interest expenses
Borrowings		(81,292)	(76,523)
Debentures		(283,839)	(304,549)
Others		(5,711)	(6,239)
		(370,842)	(387,311)
Net interest income	~~W~~	1,487,281	1,473,064

Interest income on impaired financial assets for the years ended December 31, 2017 and 2016 are ~~W~~9,628 million and ~~W~~12,888 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

31.	Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Fee and commission income
Credit card assets	~~W~~	2,363,872	2,324,289
Loans		805	3,082
Installment loans		5,323	4,680
Leases		20,034	7,963
Other (*)		43,453	42,429
		2,433,487	2,382,443

Fee and commission expense
Credit card assets		(2,193,424)	(2,087,823)
Installment loans		(21,209)	(19,638)
Leases		(404)	(404)
Other (*)		(49,180)	(46,766)
		(2,264,217)	(2,154,631)
Net fee and commission income	~~W~~	169,270	227,812

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members.  For the years ended December 31, 2017 and 2016, the amount of income related to debt exemption and debt suspension are ~~W~~43,446 million and ~~W~~42,418 million, respectively, and the amount of expense are ~~W~~7,657 million and ~~W~~8,902 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

32.	Dividend Income

Details of dividend income for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Available-for-sale financial assets in won	~~W~~	11,100	22,204
Available-for-sale financial assets in foreign currency		1,300	2,672
	~~W~~	12,400	24,876

33.	Impairment Loss and Reversal on Financial Assets

Details of impairment loss and reversal on financial assets for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Impairment loss
Loans and receivables	~~W~~	(265,217)	(321,194)
Other assets		(15,431)	(14,889)
		(280,648)	(336,083)
Reversal
Available-for-sale financial assets		3,791	8,087
Net impairment loss on financial assets	~~W~~	(276,857)	(327,996)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

34.	General Administrative Expenses

General administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Relate to employees
Salaries and wages	~~W~~	167,322	167,250
Bonus		65,911	48,747
Incentive of result		17,836	27,040
Share-based compensation expense		2,895	2,574
Employee benefits		76,408	77,207
Travel		7,259	6,186
Defined benefit		21,434	20,483
Defined contribution		2,087	1,862
Honorary retirement allowance		56,283	942
		417,435	352,291
Depreciation and amortization
Depreciation		18,960	24,021
Amortization		8,954	19,779
Others		-	35
		27,914	43,835
Other general administrative expenses
Communication		49,958	50,114
Utility		18,795	18,635
Vehicles maintenance		3,122	3,517
Supplies		12,814	11,340
Rent		24,082	23,132
Insurance		7,447	3,801
Repairs		165	161
Entertainment		2,012	1,697
Advertising		34,591	29,887
Sales promotion		140,833	169,537
Training		2,908	2,953
Publication		442	408
Freight		880	612
Provision for asset retirement obligation		17	25
Taxes and dues		35,207	34,245
		333,273	350,064
	~~W~~	778,622	746,190

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

35.	Other Operating Income and Expenses

Other operating income and expenses for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Other operating income
Gains on recovery of bad debt	~~W~~	10,759	10,632
Reversal of allowance for unused loan commitments		281,512	-
Gains on sale of loans		-	35,364
Others		21,545	20,345
		313,816	66,341
Other operating expenses
Provision for allowance for unused loan commitments		-	(21,989)
Losses on repayment of debentures		(85)	-
Losses on repayment of leases		(5,668)	-
Others		(29,743)	(659)
		(35,496)	(22,648)
	~~W~~	278,320	43,693

36.	Non-Operating Income and Expenses

Non-operating income and expenses for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Non-operating income
Gains on disposition of property and equipment	~~W~~	92	545
Gains on disposition of intangible assets		-	3
Reversal of impairment losses on intangible assets		45	-
Reversal of allowance for litigation		223	-
Others		958	742
		1,318	1,290
Non-operating expenses
Donations		(13,294)	(3,736)
Provision for allowance for litigation		-	(116)
Losses on disposition of property and equipment		(375)	(88)
Impairment loss of intangible assets		-	(62)
Losses on disposition of intangible assets		(149)	(76)
Others		(2,460)	(1,332)
		(16,278)	(5,410)
	~~W~~	(14,960)	(4,120)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

37.	Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Current income taxes payable	~~W~~	233,594	230,434
Adjustments to the income tax expense for prior period		1,722	(264)
Changes in deferred tax due to changes in temporary differences		(11,646)	(43,595)
Income tax expense associated with items recorded in equity		39,336	47,482
Others		(18,894)	(23,510)
Income tax expense	~~W~~	244,112	210,547

(b)	The relationship between income tax expense and profit before income taxes for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Profit before income taxes (A)	~~W~~	1,170,087	938,489
Income taxes at applicable tax rate		283,161	227,114
Adjustments:
Non-taxable income		(177)	(288)
Non-deductible expense		848	777
Tax deductions		(195)	(401)
Consolidated tax return effect and others		(13,926)	(16,655)
Changes in deferred tax due to change in tax rate		(25,599)	-
		(39,049)	(16,567)
Income tax expense (B)	~~W~~	244,112	210,547
Effective tax rate (B/A)		20.86%	22.43%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

37.	Income Taxes, continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	70	9	-	79
Available-for-sale financial assets		76,967	7,652	-	84,619
Valuation on available-for-sale financial assets		(53,091)	-	47,059	(6,032)
Valuation on property and equipment, depreciation and others		(2,016)	(281)	-	(2,297)
Deferred loan origination costs		(8,614)	227	-	(8,387)
Derivative assets (liabilities)		1,254	-	(2,087)	(833)
Accrued expenses		16,720	(1,892)	-	14,828
Liability for defined benefit obligations		64,013	(11,060)	(7,119)	45,834
Plan assets		(46,706)	(5,994)	1,483	(51,217)
Other provisions		151,436	(33,324)	-	118,112
Others		(3,460)	16,973	-	13,513
	~~W~~	196,573	(27,690)	39,336	208,219

		2016
		Beginning deferred tax assets (liabilities)	Change in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	70	-	-	70
Available-for-sale financial assets		79,640	(2,673)	-	76,967
Valuation on available-for-sale financial assets		(100,155)	-	47,064	(53,091)
Valuation on property and equipment, depreciation and others		(1,877)	(139)	-	(2,016)
Deferred loan origination costs		(8,320)	(294)	-	(8,614)
Derivative assets (liabilities)		2,848	-	(1,594)	1,254
Accrued expenses		15,519	1,201	-	16,720
Liability for defined benefit obligations		59,676	3,420	917	64,013
Plan assets		(41,546)	(6,023)	863	(46,706)
Other provisions		148,292	3,144	-	151,436
Others		(1,169)	(2,291)	-	(3,460)
	~~W~~	152,978	(3,655)	47,250	196,573

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

37.	Income Taxes, continued

(d)	Deferred income tax expense associated with items, which are not recognized as profit (loss) for the years ended December 31, 2017 and 2016 are as follows.

		2017
		December 31, 2017		January 1, 2017		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	~~W~~	15,904	(6,032)	166,296	(53,091)	47,059
Effective portion of valuation gain or loss on cash flow hedges		2,197	(833)	(3,927)	1,254	(2,087)
Remeasurements of defined benefit obligations		(22,438)	8,510	(44,310)	14,146	(5,636)
	~~W~~	(4,337)	1,645	118,059	(37,691)	39,336

		2016
		December 31, 2016		January 1, 2016		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	~~W~~	166,296	(53,091)	313,709	(100,155)	47,064
Effective portion of valuation gain or loss on cash flow hedges		(3,927)	1,254	(8,920)	2,848	(1,594)
Capital adjustments		-	-	(154)	49	(49)
Remeasurements of defined benefit obligations		(44,310)	14,146	(38,733)	12,366	1,780
	~~W~~	118,059	(37,691)	265,902	(84,892)	47,201

(e)

The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2017 and 2016 are as follows:

		2017	2016

Deferred tax assets	~~W~~	276,985	310,460
Deferred tax liabilities		(68,766)	(113,887)
	~~W~~	208,219	196,573

(f)	Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

37.	Income Taxes, continued

(g)

As of December 31, 2017 and 2016, current tax liabilities are ~~W~~123,722 million and ~~W~~128,669 million respectively.  For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Group.

38.	Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2017 and 2016 are summarized as follows:

		2017	2016

Available deposits from banks
Deposits on demand	~~W~~	288,422	264,131
Current deposits		1,475	1,768
Foreign currency deposits		31	6
Others		1,198	-
		291,126	265,905
Cash and cash equivalents	~~W~~	291,126	265,905

(b)	The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)

Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2017 and 2016 are as follows:

		2017	2016
Cash and cash equivalents in the statements of financial position	~~W~~	291,547	266,326
Adjustment:
Restricted due from banks		(421)	(421)
Cash and cash equivalents in the statements of cash flows	~~W~~	291,126	265,905

(d)	The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2017 and 2016 are as summarized follows:

		2017	2016

Valuation of available-for-sale financial assets	~~W~~	38,541	3,576
Valuation of derivatives		8,211	6,587

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Statements of Cash Flows, continued

(e)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2017 and 2016 are as summarized follows:

		2017
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2017	~~W~~	3,168	(5,189)	(3,080,611)	(11,056,578)	(14,142,378)
Changes from financing cash flows		2,896	480	(1,029,634)	(795,311)	(1,824,465)
Changes from operating cash flows		-	-	87,613	278,148	365,761
Changes in foreign currency exchange rate		-	-	-	7,784	7,784
Net income (loss) on derivatives and interest expense		(6,056)	(7,790)	-	-	(7,790)
Changes in fair value		3,672	4,539	-	-	4,539
Others		-	-	(93,163)	(280,969)	(374,132)
Balance at December 31, 2017	~~W~~	3,680	(7,960)	(4,115,795)	(11,846,926)	(15,970,681)

39.	Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Company has 7 pending lawsuits as a defendant as of December 31, 2017 for a total claim amount of ~~W~~2,196 million.  A legal provision of ~~W~~746 million is recognized in the accompanying separate financial statements.  Additional losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the financial statements.

(b)	ABS commitments

In trust-type asset securitizations, trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2017, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Transfer of Financial Instruments

The Company has transferred some of its financial instruments to Trust company pursuant to the Asset-Backed Securitization Act.  However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2017 and 2016 are summarized as follows:

	Initial transfer date		2017	2016

Shinhan Card 2016-1	2016.02.02	~~W~~	-	826,549
Shinhan Card 2017-1	2017.02.08		894,379	-
Shinhan Card 2017-2	2017.04.26		841,643	-
Shinhan Card 2017-3	2017.09.12		566,521	-
		~~W~~	2,302,543	826,549

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2017 and 2016 are summarized as follows:

		2017	2016

Loan and receivables	~~W~~	3,712,131	2,752,939
Borrowings		2,250,618	1,771,440

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Related Party Transactions

(a)	As of December 31, 2017, related parties of the Company are summarized as follows:

Name of company	Control relationship
Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Private Equity Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd. (*)	Other related parties
Jaeyoung Solutec Co., Ltd.	Other related parties
Branbil Co., Ltd.	Other related parties

(*) As Shinhan REITs Management Co., Ltd. became an affiliated company of Shinhan Financial Group Co., Ltd. which is the controlling company of the Group, it is included in the scope of other related parties for the year ended December 31, 2017.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Related Party Transactions, continued

(b)	Significant transactions with related parties for the years ended December 31, 2017 and 2016 are as follows:

		2017		2016
Related party / Account		Revenue	Expense	Revenue	Expense

Shinhan Financial Group Co., Ltd.
Interest expense	~~W~~	-	11,861	-	15,132
Fee and commission income		12	-	9	-
Fee and commission expense		-	8,381	-	9,089
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		2	-	-	-
Shinhan Indo Finance
Fee and commission income		145	-	28	-
Gains on disposition of property and equipment		-	-	499	-
Shinhan Bank
Interest income		105	-	144	-
Interest expense		-	101	-	417
Fee and commission income		1,367	-	891	-
Fee and commission expense		-	187,548	-	180,236
Bad debt expenses		-	-	-	17
Reversal of allowance for doubtful accounts		43	-	-	-
Other general and administrative expense		-	1,720	-	1,623
Other operating income		43	-	42	-
Shinhan Credit Information Co., Ltd.
Fee and commission income		8	-	3	-
Fee and commission expense		-	17,793	-	10,361 1
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		1	-	-	-
Shinhan Life Insurance Co., Ltd.
Fee and commission income		14,158	-	13,664	-
Fee and commission expense		-	576	-	38
Bad debt expenses		-	-	-	7
Reversal of allowance for doubtful accounts		21	-	-	-
Employee benefits		-	165	-	168
Other general and administrative expense		-	100	-	-
Shinhan Data System Co., Ltd.
Fee and commission income		15	-	11	-
Fee and commission expense		-	17,628	-	15,703
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		2	-	-	-
Depreciation expenses		-	1,281	-	909
Other general and administrative expense		-	4	-	1

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41. Related Party Transactions, continued

		2017		2016
Related party / Account		Revenue	Expense	Revenue	Expense

Shinhan Investment Corp.
Interest income	~~W~~	131	-	67	-
Interest expense		-	35	-	20
Fee and commission income		209	-	272	-
Fee and commission expense		-	388	-	365
Bad debt expenses		-	-	-	3
Reversal of allowance for doubtful accounts		25	-	-	-
Other general and administrative expense		-	4	-	9
Jeju Bank
Interest income		1	- -----	1	- -----
Fee and commission income		27	-	18	-
Fee and commission expense		-	8 -	-	7 -
BNP Paribas Cardif Life Insurance
Fee and commission income		93	-	307	-
Bad debt expenses		-	3	-	1
Shinhan Savings Bank
Fee and commission expense		-	-	-	1
Bad debt expenses		-	-	-	1 --
Reversal of allowance for doubtful accounts		1	-	-	-
Shinhan Aitas Co., Ltd.
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		2	-	-	-
Shinhan Capital Co., Ltd.
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		1	-	-	-
Other general and administrative expense		-	-	-	3
Shinhan Private Equity Investment Management
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		1	-	-	-
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission income		1	-	-	-
Fee and commission expense		-	3	-	-
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		1	-	-	-
SHC Management Co., Ltd.
Other operating income		55	-	55	-
BNP Paribas Cardif General Insurance
Fee and commission income		2	-	2	-
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		1	-	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41. Related Party Transactions, continued

		2017		2016
Related party / Account		Revenue	Expense	Revenue	Expense

Aju Capital Co., Ltd. (*)
Fee and commission expense	~~W~~	-	-	-	302
Bad debt expenses		-	-	-	3
Shinhan REITs Management Co., Ltd. (**)
Fee and commission income		1	-	-	-
Jaeyoung Solutec Co., Ltd.
Bad debt expenses		-	-	-	1
Reversal of allowance for doubtful accounts		1	-	-	-
Sementic Co., Ltd. (*)
Bad debt expenses		-	-	-	1
Branbil Co., Ltd.
Bad debt expenses		-	-	-	1

(*)  Aju Capital Co., Ltd. and Sementic Co., Ltd. were excluded from the scope of related parties for the year ended December 31, 2017.

(**)  As Shinhan REITs Management Co., Ltd. became an affiliated company of Shinhan Financial Group Co., Ltd. which is the controlling company of the Group, it is included in the scope of other related parties for the year ended December 31, 2017.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Related Party Transactions, continued

(c)	Significant balances with the related parties as of December 31, 2017 and 2016 are summarized as follows:

		2017		2016
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Financial Group Co., Ltd.
Credit card assets	~~W~~	305	-	234	-
Finance lease assets		218	-	110	-
Consolidated tax accounts		39	-	-	-
Borrowings		-	600,000	-	450,000
Current tax liabilities		-	123,722	-	128,669
Accrued expenses		-	10,901	-	10,195
Allowance for doubtful accounts		-	-	-	2
Shinhan Bank
Cash and due from banks		5,406	-	80,873	-
Derivative assets		2,601	-	-
Credit card assets		9,183	-	4,302	-
Finance lease assets		14,766	-	7,952	-
Prepaid expenses		274	-	162	-
Accrued income		1	-	1	-
Guarantee deposits		13,921	-	15,579	-
Derivative liabilities		-	554	-	3,521
Allowance for asset retirement obligation		-	655	-	695
Accounts payable		-	7	-	6
Accrued expenses		-	1,667	-	1,917
Allowance for doubtful accounts		-	-	-	43
Shinhan Credit Information Co., Ltd.
Credit card assets		161	-	99	-
Finance lease assets		116	-	52	-
Accounts payable		-	2,080	-	1,001
Allowance for doubtful accounts		-	-	-	1
Shinhan Life Insurance Co., Ltd.
Credit card assets		2,552	-	2,574	-
Accounts payable		-	45	-	44
Accrued expenses		-	43	-	13
Allowance for doubtful accounts		-	-	-	21
Shinhan Data System Co., Ltd.
Credit card assets		211	-	203	-
Finance lease assets		137	-	101	-
Allowance for doubtful accounts		-	-	-	2

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Related Party Transactions, continued

		2017		2016
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Investment Corp.
Cash and due from banks	~~W~~	485	-	868	-
Credit card assets		1,581	-	1,714	-
Prepaid expenses		4	-	10	-
Guarantee deposits		300	-	976	-
Allowance for asset retirement obligation		-	66	-	66
Accounts payable		-	-	-	1
Allowance for doubtful accounts		-	-	-	25
Jeju Bank
Cash and due from banks		86	-	103	-
Finance lease assets		194	-	-	-
Accounts payable		-	8	-	6
BNP Paribas Cardif Life Insurance
Credit card assets		191	-	127	-
Allowance for doubtful accounts		-	4	-	1
Shinhan Saving Bank
Credit card assets		68	-	97	-
Allowance for doubtful accounts		-	-	-	1
Shinhan Aitas Co., Ltd.
Credit card assets		191	-	210	-
Allowance for doubtful accounts		-	-	-	2
Shinhan Capital Co., Ltd.
Credit card assets		136	-	122	-
Allowance for doubtful accounts		-	-	-	1
Shinhan Private Equity Investment Management, Inc.
Credit card assets		44	-	15	-
Allowance for doubtful accounts		-	-	-	1
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets		146	-	124	-
Allowance for doubtful accounts		-	-	-	1
BNP Paribas Cardif General Insurance
Credit card assets		29	-	44	-
Allowance for doubtful accounts		-	1	-	1
Aju Capital Co., Ltd. (*)
Credit card assets		-	-	1,922	-
Allowance for doubtful accounts		-	-	-	16

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Related Party Transactions, continued

		2017		2016
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan REITs Management Co., Ltd. (**)
Finance lease assets	~~W~~	55	-	-	-
Jaeyoung Solutec Co., Ltd.
Credit card assets		33	-	42	-
Allowance for doubtful accounts		-	1	-	1
Sementic Co., Ltd. (*)
Credit card assets		-	-	1	-
Allowance for doubtful accounts		-	-	-	1
Branbil Co., Ltd.
Credit card assets		-	-	3	-
Allowance for doubtful accounts		-	-	-	1

(*)  Aju Capital Co., Ltd. and Sementic Co., Ltd. were excluded from the scope of related parties for the year ended December 31, 2017.

(**)  As Shinhan REITs Management Co., Ltd. became an affiliated company of Shinhan Financial Group Co., Ltd. which is the controlling company of the Group, it is included in the scope of other related parties for the year ended December 31, 2017.

(d) Financing transactions between the related parties for the years ended December 31, 2017 and 2016 are summarized as follows:

			2017		2016
Control relationship	Related party		Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	300,000	(150,000)	300,000	(450,000)

(e) Key management personnel compensations for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016

Salaries and wages	~~W~~	2,743	2,559
Post-employment benefits		64	48
Share-based payments		1,407	1,354
	~~W~~	4,214	3,961

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

41.	Related Party Transactions, continued

(f) The guarantee provided between the related parties as of December 31, 2017 and 2016 is as follows:

			Amount of guarantee
Guarantor	Guaranteed Party		2017	2016	Account
Shinhan Card	Shinhan Indo Finance	~~W~~	23,700	26,940	Borrowing guarantee

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Card Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2017.  The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management's assessment and issue a report based on our review.  In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants.  Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement.  Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.  We have not performed an audit and, accordingly, we do not express an audit opinion.

A Company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, however, IACS may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2017 is not prepared in all material respects, in accordance with IACS issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2017.  We did not review the Company’s IACS subsequent to December 31, 2017.  This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 6, 2018

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2017 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

Shinhan Card Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Card Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s Internal Accounting Control System (“IACS”) for the year ending December 31, 2017.

The Company’s management, including IACO, is responsible for the design and operations of its IACS.  I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses.

I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

By /s/ Choi In Sun, Internal Accounting Control Officer

By /s/ Lim Young Jin, Chief Executive Officer

January 25, 2018

Notice to Readerssh from Korean language report enclo

내부회계관리제도 운영실태 평가보고서

신한카드주식회사
이사회 및 감사위원회 귀중

본 내부회계관리자는 2014년 12월 31일 현재 동일자로 종료하는 회계년도에 대한 당사의 내부회계관리제도의 설계 및 운영실태를 평가하였습니다.

내부회계관리제도의 설계 및 운영에 대한 책임은 본 내부회계관리자를 포함한 회사의 경영진에 있습니다. 본 내부회계관리자는 회사의 내부회계관리제도가 신뢰할 수 있는 재무제표의 작성 및 공시를 위하여 재무제표의 왜곡을 초래할 수 있는 오류나 부정 행위를 예방하고 적발할 수 있도록 효과적으로 설계 및 운영되고 있는 지의 여부에 대하여 평가하였습니다.

본 내부회계관리자는 내부회계관리제도의 설계 및 운영실태를 평가함에 있어 내부회계관리제도 모범규준을 평가기준으로 사용하였습니다.

본 내부회계관리자의 내부회계관리제도 운영실태 평가 결과, 2014년 12월 31일 현재 당사의 내부회계관리제도는 내부회계관리제도 모범규준에 근거하여 볼 때, 중요성의 관점에서 효과적으로 설계되어 운영되고 있다고 판단됩니다.

2015년 1월 26일

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